OMB APPROVAL
                                                 OMB NUMBER:       3235-0116
                                                 EXPIRES:          JULY 31, 2008
                                                 ESTIMATED AVERAGE BURDEN
                                                 HOURS PER RESPONSE:        6.20



                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of:          MAY 2006

Commission File Number:    0-13979

                            BREAKWATER RESOURCES LTD.
         95 Wellington Street West, Suite 950, Toronto, Ontario M5J 2N7


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: FORM 20-F [ ] FORM 40-F |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): YES [ ] NO |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): YES [ ] NO |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
YES [ ] NO |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BREAKWATER RESOURCES LTD.



Date:    May 17, 2006                        By:      "SIGNED: PRIYA PATIL"
                                                 ------------------------------
                                                 Corporate Counsel & Secretary




                                INDEX TO EXHIBITS

The following material was mailed to registered shareholders and beneficial shareholders who have requested same pursuant to National Instrument 54-102 of the Canadian Securities Administrators, and was filed with the various Canadian securities commissions:

EXHIBIT 1: THE MANAGEMENT INFORMATION CIRCULAR DATED MAY 8, 2006 RELATING TO THE ANNUAL AND SPECIAL MEETING OF THE REGISTRANT.

EXHIBIT II: FORM OF PROXY RELATING TO THE ANNUAL AND SPECIAL MEETING OF THE REGISTRANT.

2